DLA Piper LLP (US) 701 Fifth Avenue, Suite 7000 Seattle, Washington 98104-7044 www.dlapiper.com Michael Hutchings michael.hutchings@dlapiper.com T 206.839.4800 F 206.839.4801

October 16, 2008

Via EDGAR

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549-8561

Re:	Zones, Inc.
Schedule 13E-3
Filed August 22, 2008 (Amendment No. 1 filed October 15, 2008)
File No. 005-53369

Schedule 14A
Filed August 22, 2008 (Revised Schedule 14A filed October 15, 2008)
File No. 000-28488

Dear Mr. Panos:

We are writing on behalf of our client, Zones, Inc. (the “Company”), in response to the oral comments, communicated via telephone on October 15, 2008 (the “Oral Comments”), from the staff of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Schedule 13E-3 filed on August 22, 2008, File No. 005-53369 (the “Schedule 13E-3”) and amended on October 15, 2008, and the Company’s preliminary proxy statement on Schedule 14A filed on August 22, 2008, File No. 000-28488 (the “Schedule 14A”), and revised on October 15, 2008. The Company is filing concurrently herewith via EDGAR Amendment No. 2 to the Schedule 13E-3 (“Amendment No. 2 to Schedule 13E-3”) and a revised Schedule 14A in response to the Oral Comments.

In response to the Oral Comments, exhibit (c)(2) to the Schedule 13E-3 has been revised and filed with Amendment No. 2 to Schedule 13E-3, and the preliminary Schedule 14A has been revised on pages 29, 30, 38 and 83.

The Company also supplementally advises the Staff that the Company has not included income per share from continuing operations in its summarized financial data in the

Mr. Nicholas P. Panos

October 16, 2008

Page Two

preliminary Schedule 14A because the Company has no discontinued operations, and its reported income per share, which is included in the preliminary Schedule 14A, is its income per share from continuing operations.

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The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Schedule 13E-3 and Schedule 14A, as it may be amended from time to time, and that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing. The Company further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (206) 839-4800. Thank you very much for your assistance.

Very truly yours,

DLA Piper LLP (US)

W. Michael Hutchings

Enclosures

cc:	Michael E. Morgan (Lane Powell PC)
Gary J. Kocher (K&L Gates, LLP)
John M. Steel (DLA Piper LLP (US))
Byron Dailey (DLA Piper LLP (US))